

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 19, 2016

Paul Harris
Secretary and General Counsel
KeyCorp
127 Public Square
Cleveland, OH 44114

      Re: **KeyCorp**
            Amendment No. 1 to Registration Statement on Form S-4
            Filed January 12, 2016
            File No. 333-208272

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Black Rock Solutions Estimated Valuation and Related Analyses, page 62

1. Please revise your Registration Statement to include the compensation BlackRock received for the preparation and delivery of its reports as well as the compensation the BlackRock Solutions' Aladdin business group received in the last two years.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services